Exhibit 5.1

OFFICES 2500 Wachovia Capitol Center Raleigh, North Carolina 27601 ______	September 10, 2009	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 ______ TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

Cree, Inc.

4600 Silicon Drive

Durham, NC 27703

Ladies and Gentlemen:

We have acted as counsel for Cree, Inc., a North Carolina corporation (the “Company”), in connection with the preparation of a Registration Statement on Form S-3 (333-161785) (as such may be amended or supplemented, the “Registration Statement”) filed on September 8, 2009 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), which Registration Statement became effective upon filing pursuant to Rule 462(e) under the Act. Pursuant to (i) the Registration Statement, (ii) the prospectus supplement dated September 10, 2009 (together with the base prospectus contained in the Registration Statement, the “Prospectus”) and (iii) that certain underwriting agreement, dated September 10, 2009 (the “Underwriting Agreement”), by and between the Company and J.P. Morgan Securities, Inc. (“J.P. Morgan”), as representative of the underwriters named in Schedule 1 thereto (collectively, the “Underwriters”), the Company is issuing 11,000,000 shares (the “Offered Shares”) of its common stock, par value $.00125 per share (“Common Stock”). Pursuant to the Underwriting Agreement, the Underwriters have been granted an over-allotment option to purchase up to 1,650,000 shares of Common Stock (together with the Offered Shares, the “Shares”).

We have examined (i) the Registration Statement, (ii) the Prospectus, (iii) the Underwriting Agreement and (iv) originals or copies, certified or otherwise identified to our satisfaction, of such corporate documents, records and proceedings, minutes, consents, actions and resolutions of the board of directors of the Company and matters of law as we have deemed necessary for the purposes of this opinion. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conforming to originals of all documents submitted to us as certified copies or photocopies, and the authenticity of originals of such latter documents. As to certain factual matters, and without investigation or analysis of any underlying data contained therein, we have also relied upon a certificate of an officer of the Company, whom we believe to be responsible, in rendering the opinion set forth below.

September 10, 2009

Based upon the foregoing and in reliance thereon, it is our opinion that the Shares have been duly authorized, and when issued and delivered against payment of the purchase price therefore in accordance with the terms of the Underwriting Agreement and upon either (a) the countersigning of the certificates representing the Shares by a duly authorized signatory of the registrar for the Company’s common stock, or (b) the book entry of the Shares by the transfer agent for the Company’s common stock, such shares will be validly issued, fully paid and non-assessable.

This opinion is limited to the laws of the State of North Carolina, and we express no opinion as to the laws of any other jurisdiction.

We consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K of the Company filed with the Commission and thereby incorporated by reference in the Registration Statement and to all references to us in the Registration Statement and the Prospectus. Such consent shall not be deemed to be an admission that our firm is within the category of persons whose consent is required under Section 7 of the Act or the regulations promulgated pursuant to the Act.

Sincerely yours,

/s/ Smith, Anderson, Blount, Dorsett, Mitchell

& Jernigan, L.L.P.

SMITH, ANDERSON, BLOUNT, DORSETT,

MITCHELL & JERNIGAN, L.L.P.